Filed by The South Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act
      of 1933
And Deemed Filed Pursuant to Rule 14a-12
      under the Securities Exchange Act of
      1934
Subject Company:
Gulf West Banks, Inc.
Commission File No. 000-23713

The following is the text of an earnings release issued by The South Financial Group, Inc. on April 17, 2002.

102 South Main Street
Greenville, SC 29601
864.255.4919

NEWS RELEASE

Date:	April 17, 2002
Release Time:	Immediate

THE SOUTH FINANCIAL GROUP REPORTS RECORD EARNINGS;
1st QUARTER EARNINGS PER SHARE UP 70% FROM A YEAR AGO

     GREENVILLE, SC – The South Financial Group, Inc. (Nasdaq: TSFG) today reported record earnings per diluted share for the first quarter 2002 of $.34, a 70% increase from reported earnings of $.20 per diluted share in the first quarter 2001. First quarter 2002 net income totaled $14.1 million, up 64% compared with $8.6 million for the first quarter 2001. Excluding nonrecurring items for both periods, earnings per diluted share increased 89% to $.34 for the first quarter 2002, compared with $.18 for the first quarter 2001. Net income and earnings per diluted share increased each quarter in 2001 and in the first quarter of 2002.

     Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group, said, “Our first quarter earnings demonstrate the ongoing strength of executing our strategies. This is the fourth consecutive quarter of earnings growth. This quarter’s earnings of $.34 per share are 13% higher than last quarter and 70% higher than the first quarter of last year. We are pleased to report efficiency gains and a successful rollout of our Elevate sales process. We are on track to reach our goals of a 14.5% return on equity and a 1.25% return on assets by the end of 2003.”

     Net Interest Income Increases 24%

     For the first quarter of 2002, fully tax equivalent net interest income totaled $54.0 million, an increase of $10.5 million, or 24%, compared with the first quarter of 2001. The net interest margin was 3.90% for the first quarter 2002, consistent with 3.90% for the fourth quarter 2001 and up from 3.77% for the first quarter 2001. During 2001, with the significant decline in interest rates, The South Financial Group’s net interest margin improved, primarily from repricing of maturing certificates of deposits at significantly lower rates. Net interest income also rose due to a 20% increase in average earning assets over the prior year’s first quarter.

     Efficiency Gains Continue

     The South Financial Group’s efficiency ratio for the first quarter of 2002 was 57.1%, an improvement from 69.2% for the first quarter 2001. The South Financial Group has consistently improved its efficiencies by increasing net interest income and managing noninterest expenses. Additions to noninterest expenses over the last few quarters have been in areas that are intended to increase noninterest income. The South Financial Group has controlled noninterest expenses by decreasing other overhead expenses. The South Financial Group expects to begin realizing the impact of these revenue contributions in the second half of 2002. Full-time equivalent employees declined to 1,332 at March 31, 2002 from 1,346 as of December 31, 2001 and 1,361 as of March 31, 2001.

     Noninterest income, excluding gains on asset sales, was $11.7 million for the first quarter 2002, down $233,000 from $11.9 million in the first quarter 2001. Increases in service charges on deposit accounts and fees for investment services of 12% and 15%, respectively, partially offset the decline in mortgage banking income. Mortgage banking income declined $1.2 million, as net gains of $1.3 million related to the securitization of mortgage loans and sale of mortgage servicing rights were realized during the first quarter 2001.

     The South Financial Group reduced noninterest expenses in the first quarter 2002. Noninterest expenses of $37.5 million for the first quarter 2002 were down $832,000, compared with $38.4 million (excluding nonrecurring items) in the first quarter 2001. The South Financial Group achieved these decreases by effectively managing overhead expenses and ceasing goodwill amortization. During the first quarter 2002, under a new accounting rule, amortization of other intangible assets was reduced $1.0 million (pre-tax), or $0.02 per diluted share, due to ceasing goodwill amortization.

Manageable Credit Quality

     Net loan charge-offs in the first quarter 2002 were $5.6 million or 0.60% of average loans, consistent with 0.60% for the fourth quarter 2001. Nonperforming assets totaled $50.6 million or 1.34% of loans and other real estate owned at March 31, 2002, compared with $43.9 million or 1.17%, respectively, at December 31, 2001. The allowance for loan losses was 1.20% of loans held for investment, unchanged from December 31, 2001.

2

     Michael W. Sperry, Executive Vice President and Chief Credit Officer, said, “Despite this quarter’s increase in nonperforming assets, our loss potential in these assets declined. The growth occurred in commercial nonaccruals, where our loss estimate declined from $5.4 million at December 31, 2001 to $4.4 million at March 31, 2002, and in other real estate owned. We record losses, if any, on other real estate owned before the properties are acquired. Until the economy improves, nonperforming asset levels may continue to fluctuate. The loss potential, not the level of nonperforming assets, is what really matters. We are confident that our reserves are adequate given known facts and circumstances.”

     Sales Process Focused on Customer Relationships

     In February 2002, The South Financial Group completed the rollout training for the Elevate sales process, a customer-centered sales process, using Cohen Brown materials and training. Cohen Brown Management Group, Inc. is an internationally recognized firm known for its ability to help financial institutions build a more effective sales culture and increase revenue. With the rollout of Elevate, The South Financial Group has experienced a significant increase in referrals from branch employees to other lines of business, such as mortgage and brokerage. In addition, daily products sold per sales associate nearly doubled during the first quarter 2002.

     Whittle commented, “Elevate is off to a promising start. It is building upon our tradition of exceptional customer service. We are developing a consultative sales process that enables our employees to help our customers identify products and services that meet their individual needs. The process also benefits The South Financial Group by giving us a significant opportunity to increase fee income, core deposits, and loan balances.”

     Third Quarter Gulf West Merger Enhances Plan to Meet Profitability Goals

     On March 21, 2002, The South Financial Group announced plans to acquire Gulf West Banks, Inc. Gulf West has approximately $525 million in assets at March 31, 2002 and 15 branches in the greater Tampa Bay area. On April 16th, Gulf West released record first quarter 2002 earnings of $1.6 million, or $.20 per diluted share. The merger, which is planned for completion in the third quarter, will add the high growth markets of Tampa and St. Petersburg to The South Financial Group’s Florida franchise. Following completion of the merger, The South Financial Group’s Florida banking subsidiary will have approximately $1.3 billion in assets and 31 branches, principally in Jacksonville, Orlando, and the greater Tampa Bay area. The South Financial Group expects the merger to be immediately accretive to earnings and to enhance its existing plan to improve overall profitability.

3

     Stock Repurchase Activity

     During the quarter, The South Financial Group repurchased approximately 1.1 million shares in connection with its ongoing stock repurchase program. Average common shares outstanding on a diluted basis were 42.1 million in the first quarter 2002, down 2.5% from 43.1 million for the prior year period.

     The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company with $6.1 billion in total assets and 90 branch offices in South Carolina, Florida, and North Carolina. It operates two subsidiary banks: Carolina First Bank and Citrus Bank. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina, North Carolina, and on the Internet under the brand name, Bank CaroLine. Citrus Bank operates in Florida, principally in the Jacksonville and Orlando markets. The South Financial Group’s common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may be found at The South Financial Group’s web site: www.thesouthgroup.com.

Conference Call/Webcast Information

     The South Financial Group will conduct a conference call today at 10:00 a.m. (ET) to discuss the earnings results, as well as update the outlook for 2002, and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group’s Internet site at www.thesouthgroup.com under the Investor Relations tab. To participate in the conference call, please call 1-888-405-5393 or 1-630-395-0041 using the access code “The South.” A 7-day rebroadcast of the call will be available via 1-800-342-8820 or 1-402-220-9673.

     Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, projected earnings, expected financial results for the Gulf West merger, estimates of merger synergies and merger-related charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from The South Financial Group’s actual results, see The South Financial Group’s Annual Report on Form 10-K for the year ended December 31, 2001. The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.

CONTACTS:

     William S. Hummers III, Executive Vice President, (864) 255-7913

     Mary M. Gentry, Treasurer, (864) 255-4919

4

The South Financial Group and Subsidiaries
Financial Highlights
($ in thousands, except share data) (Unaudited)

	For the Three Months Ended
	March 31,		%
	2002	2001	Change

Income Statement
Interest income	$88,007	$100,521	(12.4)%
Interest expense	34,601	57,575	(39.9)
Net interest income	53,406	42,946	24.4
Net interest income (fully tax equivalent)	53,994	43,490	24.2
Provision for loan losses	6,238	4,508	38.4
Noninterest income:
Service charges on deposit accounts	4,907	4,368	12.3
Mortgage banking income	1,190	2,419	(50.8)
Fees for investment services	1,427	1,243	14.8
Gain on sale of securities	59	482	(87.8)
Loss on disposition of assets and liabilities	—	(262)	(100.0)
Gain on equity investments	11	821	(98.7)
Other	4,166	3,844	8.4
Total noninterest income	11,760	12,915	(8.9)
Noninterest expenses:
Personnel expense	20,602	18,694	10.2
Occupancy	3,545	3,663	(3.2)
Furniture and equipment	3,596	3,398	5.8
Amortization of other intangible assets	71	1,195	(94.1)
Amortization of core deposit intangibles	240	375	(36.0)
Restructuring and merger-related recoveries	—	(413)	(100.0)
Impairment loss from write-down of assets	—	215	(100.0)
Other	9,470	11,031	(14.2)
Total noninterest expenses	37,524	38,158	(1.7)
Income tax expense	6,850	4,750	44.2
Minority interest in consolidated subsidiary, net of tax	(428)	(95)	350.5
Cumulative effect of change in accounting principle, net of tax	—	282	(100.0)
Net income	$14,126	$8,632	63.6%

Net income per common share:
Basic	$0.34	$0.20	70.0
Diluted	0.34	0.20	70.0
Cash dividends declared per common share	0.12	0.11	9.1
Average common shares outstanding:
Basic	41,180,460	42,424,190	(2.9)
Diluted	42,059,462	43,117,270	(2.5)

Net Income Excluding Nonrecurring Items
Nonrecurring items, (income)/expense:
Gain on sale of available for sale securities	$(29)	$(403)
Loss on disposition of assets and liabilities	—	262
Gain on equity investments	(11)	(821)
Restructuring and merger-related recoveries	—	(413)
Impairment loss from write-down of assets	—	215
Related income taxes	13	418
Cumulative effect of change in accounting principle, net of tax	—	(282)
Nonrecurring items (after-tax)	(27)	(1,024)
Excluding nonrecurring items:
Net income	$14,099	$7,608	85.3%
Net income per common share — diluted	0.34	0.18	88.9

The South Financial Group and Subsidiaries
Financial Highlights
($ in thousands, except share data)(Unaudited)

	For the Three Months Ended
	March 31,		%
	2002	2001	Change

Performance Ratios (Annualized)
Calculated using net income:
Return on average assets	0.92%	0.66%	39.4%
Return on average equity	12.14	7.17	69.3
Calculated using net income excluding nonrecurring items:
Return on average assets	0.92%	0.58%	58.6%
Return on average equity	12.12	6.32	91.8
Efficiency ratio (fully tax equivalent) (A)	57.10	69.18	(17.5)
Net interest margin (fully tax equivalent)	3.90	3.77	3.4

Cash Basis Performance (B)
Excluding nonrecurring items:
Net income	$14,310	$9,011	58.8%
Net income per common share — diluted	0.34	0.21	61.9
Return on average tangible assets	0.95%	0.71%	33.8
Return on average tangible equity	15.54	9.61	61.7
Efficiency ratio (fully tax equivalent) (A)	56.63	66.35	(14.6)

Selected Average Balances
Total assets	$6,134,240	$5,217,482	17.6%
Loans-net of unearned income	3,774,882	3,749,320	0.7
Securities	1,735,452	893,525	94.2
Total earning assets	5,621,076	4,682,596	20.0
Interest-bearing liabilities	5,070,077	4,222,974	20.1
Total deposits	3,615,594	3,802,461	(4.9)
Shareholders’ equity	465,268	481,327	(3.3)

(A)	Calculated as noninterest expenses, excluding nonrecurring items, divided by the sum of net interest income (fully tax equivalent) and noninterest income, excluding nonrecurring items.
(B)	Excludes the amortization of intangibles from earnings and goodwill and acquisition intangibles from assets and equity.

THE SOUTH FINANCIAL GROUP AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

($ in thousands, except share data) (Unaudited)

							%Change
	March 31,		December 31,		March 31,		1st Quarter
	2002		2001		2001		2002/2001
Balance Sheet (Period End)
Total assets	$6,057,998		$6,029,442		$5,277,752		14.8%
Loans held for sale	29,900		6,513		17,974		66.4
Loans held for investment — net of unearned income	3,779,923		3,730,250		3,716,450		1.7
Allowance for loan losses	45,208		44,587		43,741		3.4
Securities	1,655,186		1,643,395		964,538		71.6
Total earning assets	5,554,860		5,479,252		4,710,399		17.9
Goodwill and acquisition intangibles	96,835		97,145		105,501		(8.2)
Total deposits	3,641,504		3,605,255		3,816,380		(4.6)
Shareholders’ equity	435,004		458,174		477,992		(9.0)
Tier 1 capital to total assets (leverage ratio)	6.56		7.17%		6.96%
Risk-based capital ratios:
Tier 1 capital	8.87		9.36		8.58
Total capital	10.90		11.43		10.61
Book value per common share	$10.80		$11.11		$11.24		(3.9)%
Shares outstanding at quarter end	40,261,842		41,228,976		42,526,005		(5.3)

Credit Quality
Nonaccrual loans — commercial	$40,521		$35,245		$18,453		119.6%
Nonaccrual loans — consumer	2,965		3,643		1,703		74.1
Restructured loans	—		—		—		—
Nonperforming loans	43,486		38,888		20,156		115.7
Other real estate owned	7,143		4,969		4,421		61.6
Nonperforming assets	50,629		43,857		24,577		106.0
Nonperforming loans as a % of loans held for investment	1.15%		1.04%		0.54%
Nonperforming assets as a % of loans and other real estate owned	1.34		1.17		0.66
Allowance for loan losses as a % loans held for investment	1.20		1.20		1.18
Allowance for loan losses as a % nonperforming loans	104		115		217
Specific allowance for impaired loans	$4,409		$5,397		$5,111		(13.7)
Loans past due 90 days still accruing interest	12,496		14,125		11,780		6.1
Net loan charge-offs:
QTR ended	$5,617		$5,751		$3,690		52.2
Net loan charge-offs as a % of avg. loans (annualized):
QTR ended	0.60%		0.60%		0.39%

Operations Data
Branch offices	90		90		94		(4.3)%
ATMs	79		77		78		1.3
Employees (full-time equivalent)	1,332		1,346		1,361		(2.1)
Internet banking customers	29,533		24,965		20,153		46.5
Bank CaroLine (Internet Bank) only:
Number of accounts	1,928		2,563		7,598		(74.6)
Total deposits	$45,640		$55,348		$191,779		(76.2)

Stock Performance (At Quarter End)
Market price per share of common stock	$20.35		$17.75		$14.25		42.8%
Indicated annual dividend	0.48		0.48		0.44		9.1
Dividend yield	2.36%		2.70%		3.09%
Price/book ratio	1.88	x	1.60	x	1.27	x
Market capitalization	$819,328		$731,814		$605,996		35.2

The South Financial Group and Subsidiaries
Financial Highlights
($ in thousands, except share data) (Unaudited)

	Quarter Ended		1st Qtr 2002
	March 31,	December 31,	vs.
	2002	2001	4th Qtr 2001

Earnings and Dividends
Net interest income	$53,406	$51,457	3.8%
Provision for loan losses	6,238	6,461	(3.5)
Noninterest income	11,720	11,658	0.5
Gains on asset sales	40	3,465	(98.8)
Noninterest expenses	37,453	37,630	(0.5)
Amortization of goodwill	71	1,099	(93.5)
Net income	14,126	12,616	12.0
Net income, excluding nonrecurring items (C)	14,099	11,954	17.9
Net income, cash basis (C)	14,310	13,186	8.5
Per share — basic:
Net income	$0.34	$0.31	9.7
Net income, excluding nonrecurring items (C)	0.34	0.29	17.2
Net income, cash basis (C)	0.35	0.32	9.4
Per share — diluted:
Net income	$0.34	$0.30	13.3
Net income, excluding nonrecurring items (C)	0.34	0.29	17.2
Net income, cash basis (C)	0.34	0.31	9.7
Cash dividends declared per share	0.12	0.12	—
Return on average assets (C)	0.92	0.82	12.2
Return on average equity (C)	12.12	9.98	21.4
Net interest margin (fully tax equivalent)	3.90	3.90	—

Balance Sheet (Period End)
Total assets	$6,057,998	$6,029,442	0.5%
Loans held for investment, net of unearned income	3,779,923	3,730,250	1.3
Securities	1,655,186	1,643,395	0.7
Goodwill and acquisition intangibles	96,835	97,145	(0.3)
Total deposits	3,641,504	3,605,255	1.0
Shareholders’ equity	435,004	458,174	(5.1)
Total market capitalization	819,328	731,814	12.0
Book value per common share	10.80	11.11	(2.8)
Market price per share of common stock	20.35	17.75	14.6

Asset Quality Summary
Nonperforming assets	$50,629	$43,857	15.4%
Allowance for loan losses	45,208	44,587	1.4
Nonperforming assets as a % of loans and other real estate owned	1.34	1.17
Net charge-offs as a % of average loans (annualized)	0.60	0.60
Allowance for loan losses as a % of loans held for investment	1.20	1.20

Operations Data
Branch offices	90	90	—%
ATMs	79	77	2.6
Employees (full-time equivalent)	1,332	1,346	(1.0)

(C)	Calculated using net income excluding gains on asset sales, restructuring and merger-related costs, and other nonrecurring items. For details, see The South Financial Group’s earnings news release for the quarter indicated.

The South Financial Group and Subsidiaries
Financial Highlights
($ in thousands, except share data)(Unaudited)

		Quarter Ended

	September 30,	June 30,	March 31,
	2001	2001	2001

Earnings and Dividends
Net interest income	$46,860	$43,961	$42,946
Provision for loan losses	5,476	5,600	4,508
Noninterest income	11,532	13,914	11,953
Gains (losses) on asset sales	1,132	(789)	962
Noninterest expenses	34,227	35,199	36,963
Amortization of goodwill	1,097	1,094	1,195
Net income	11,000	9,644	8,632
Net income, excluding nonrecurring items (C)	11,005	10,161	7,608
Net income, cash basis (C)	12,283	11,445	9,011
Per share — basic:
Net income	$0.26	$0.23	$0.20
Net income, excluding nonrecurring items (C)	0.26	0.24	0.18
Net income, cash basis (C)	0.29	0.27	0.21
Per share — diluted:
Net income	$0.26	$0.22	$0.20
Net income, excluding nonrecurring items (C)	0.26	0.24	0.18
Net income, cash basis (C)	0.29	0.27	0.21
Cash dividends declared per share	0.11	0.11	0.11
Return on average assets (C)	0.81	0.76	0.58
Return on average equity (C)	8.96	8.42	6.32
Net interest margin (fully tax equivalent)	3.83	3.69	3.77

Balance Sheet (Period End)
Total assets	$5,492,879	$5,493,567	$5,277,752
Loans held for investment, net of unearned income	3,739,620	3,717,029	3,716,450
Securities	1,170,995	1,118,993	964,538
Goodwill and acquisition intangibles	98,485	104,455	105,501
Total deposits	3,634,657	3,656,416	3,816,380
Shareholders’ equity	476,064	485,788	477,992
Total market capitalization	654,196	804,268	605,996
Book value per common share	11.53	11.40	11.24
Market price per share of common stock	15.84	18.88	14.25

Asset Quality Summary
Nonperforming assets	$40,068	$40,116	$24,611
Allowance for loan losses	43,944	43,765	43,741
Nonperforming assets as a % of loans and other real estate owned	1.07	1.08	0.66
Net charge-offs as a % of average loans (annualized)	0.56	0.59	0.39
Allowance for loan losses as a % of loans held for investment	1.18	1.18	1.18

Operations Data
Branch offices	89	94	94
ATMs	72	78	78
Employees (full-time equivalent)	1,357	1,381	1,361

(C)	Calculated using net income excluding gains (losses) on asset sales, restructuring and merger-related costs, and other nonrecurring items. For details, see The South Financial Group’s earnings news release for the quarter indicated.

****

This filing relates to a planned merger between Gulf West Banks, Inc. (“Gulf West”) and The South Financial Group, Inc. (“TSFG”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 21, 2002, by and between Gulf West and TSFG.

****

FORWARD-LOOKING STATEMENTS. This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Gulf West and TSFG, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Gulf West’s and TSFG’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions. These statements are based upon the current beliefs and expectations of Gulf West’s and TSFG’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Gulf West and TSFG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of Gulf West’s stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Gulf West’s results to differ materially from those described in the forward-looking statements can be found in Gulf West’s and TSFG’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Gulf West or TSFG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Gulf West and TSFG do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT. Gulf West and TSFG intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the merger. The proxy statement/prospectus will be mailed to the stockholders of Gulf West. Investors and security holders of Gulf West and TSFG are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Gulf West, TSFG, and the merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gulf West or TSFG with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gulf West by contacting Barry K. Miller, Secretary, Gulf West Banks, Inc., 425 22nd Avenue North, St. Petersburg, Florida 33704, telephone: 727-894-5696. Investors and security holders may obtain free copies of the documents filed with the SEC by TSFG by directing a request by mail to Mary M. Gentry, Treasurer, The South Financial Group, P.O. Box 1029, Greenville, South Carolina, 29602, telephone: 1-800-951-2699 ext. 54919, through the Investor Relations portion of TSFG’s web site at http://www.thesouthgroup.com, or by e-mail to Mary M. Gentry at mary.gentry@thesouthgroup.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.